SIERRA WIRELESS, INC. 2011 TREASURY BASED RESTRICTED SHARE UNIT PLAN 1. PURPOSE 1.1 This Restricted Share Unit Plan has been established by the Company to provide long-term incentives for the success of the Company, to support the objectives of employee share ownership, to foster a responsible balance between short term and long term results, and to build and maintain a strong spirit of performance and entrepreneurship. 2. PLAN DEFINITIONS AND INTERPRETATIONS 2.1 In this Plan, the following terms have the following meanings: (a) “Accelerated Payment Date” has the meaning ascribed thereto in Section 7; (b) “Account” has the meaning ascribed thereto in section 5.1; (c) “Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, the Securities Act (British Columbia), the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules; (d) “Applicable Withholding Taxes” has the meaning ascribed thereto in Section 15.5; (e) “Award” means an award of Share Units granted to a Participant under the Plan; (f) “Award Value” means the target dollar amount for an Award as contemplated by section 3.1 hereof. (g) “Beneficiary” means any person designated by a Participant by written instrument filed with the Company to receive any amount, securities or property payable under the Plan in the event of the Participant’s death or, failing any such effective designation, the Participant’s legal representative; (h) “Black-Out Extension Term” means ten (10) business days from the date that any Black-Out Period ends; (i) “Black-Out Period” means a period of time (i) during which, pursuant to policies relating to insider trading adopted by the Board, certain designated persons may not trade in any securities of the Company; or (ii) when there exists undisclosed material information in respect of the Company; (j) “Board” means the board of directors of the Company and, to the extent that any or all of the powers of the Board are delegated to the Committee in accordance with section 13.1 hereof, includes the Committee; 50940184.750940184.8

2 (k) “Business Day” means any day other than a Saturday, a Sunday or a statutory holiday observed in the Province of British Columbia; (l) “Committee” means a committee appointed by the Board, or, if no committee is appointed, the Board, as such committee may be constituted from time to time and may be designated to, inter alia, interpret, administer and implement the Plan; (m) “Company” means Sierra Wireless, Inc. and its respective successors and assigns; (n) “Corporate Transaction” means a sale of all or substantially all of the Company’s assets or shares, or a merger, consolidation or other capital reorganization of the Company with or into another corporation; (o) “Designated Affiliated Entity” means a person (including a trust or a partnership) or company in which the Company has a significant investment and which the Company designates as such for the purposes of this Plan; (p) “Disability” means the illness or mental or physical disability or total or partial incapacity of an individual, as certified by a duly qualified medical practitioner, such that: (i) solely due to such illness, mental or physical disability or incapacity, the individual is unable to perform his duties or unable to competently perform his duties as an employee of the Company, a Subsidiary or Designated Affiliated Entity either for any consecutive 4 month period or for any period of 6 months (whether or not consecutive) in any consecutive 12 month period; or (ii) a court of competent jurisdiction has declared such individual to be mentally incompetent or incapable of managing his or her affairs; (q) “Effective Date” means the 17th day of May, 2011, when this Plan was approved by the shareholders of the Company; (r) “Exercise Date” means the day upon which the Company receives notice from the Participant of exercise of all or a portion of the Vested Share Units held by such Participant or, failing such notice, the day immediately prior to the Expiry Date; (s) “Expiry Date” means the date determined by the Committee (not to exceed five (5) years from the Grant Date), subject to extension in accordance with section 7.9, in connection with each Award made pursuant to the Plan which is the last Business Day on which Shares may be issued pursuant to Awards granted hereunder; (t) “Fair Market Value” means, on any particular date, the closing sales price of the Shares (or if such price is not reported then the mean of the bid and ask prices) on the Toronto Stock Exchange (in respect of Canadian Participants) and on the Nasdaq Global Market (in respect of all other Participants) or, if the Shares are not traded on such date, then on the immediately preceding trading date. In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Board in its sole discretion, acting reasonably and in good faith; 50940184.750940184.8

3 (u) “Fiscal Year” means a fiscal year of the Company; (v) “Grant Agreement” means an agreement between the Company and a Participant under which an Award is granted, together with such amendments, deletions or changes thereto as are permitted under the Plan; (w) “Grant Date” means the date as of which an Award shall take effect, provided that the Grant Date shall not be a date prior to the date the Committee approves an Award; (x) “including” means including without limitation; (y) “Insider” shall have the meaning given to that term in the TSX rules relating to security-based compensation arrangements; (z) “Issue Date” means, with respect to any Award, the date upon which Shares covered thereunder shall be issued to the Participant of such Award; (aa) “Outside Director” means every director of the Company who is not a full-time employee or independent contractor of the Company; (bb) “Participant” means any person who is: (i) a full-time employee or independent contractor of the Company and its majority-owned subsidiaries (“subsidiaries”), or a part-time employee or independent contractor of the Company and its subsidiaries working not less than 20 hours per week; or (ii) a consultant to the Company or a subsidiary in respect of whom the Company is permitted to grant Options; or (iii) an Outside Director of the Company or a subsidiary; (cc) “Plan” means this 2011 Treasury Based Restricted Share Unit Plan, as amended and restated from time to time; (dd) “Security Based Compensation Arrangement” has the meaning ascribed thereto in the provisions of the TSX rules relating to security based compensation arrangements; (ee) “Shares” means the common shares of the Company, and includes any shares of the Company into which such shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization and “Share” means one such common share of the Company; (ff) “Share Unit” means a right, granted in accordance with section 3.1 hereof; (gg) “Stock Exchange Rules” means the applicable rules of any stock exchange or quotation system upon which shares of the Company are listed or quoted, as applicable; 50940184.750940184.8

4 (hh) “Subsidiary” means a subsidiary, as defined in the Canada Business Corporations Act; (ii) “Termination” or “Terminated” means, for purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide continuous services as an employee to the Company, a Subsidiary or a Designate Affiliated Entity. An employee will not be deemed to have ceased to provide continuous services as an employee in the case of: (i) sick leave; or (ii) any other leave of absence approved by the Committee, provided that such leave is for a period of not more than 90 days unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to formal policy adopted from time to time by the Company, a Subsidiary or a Designated Affiliated Entity and issued and promulgated to employees in writing. The Committee will have sole discretion to determine whether a Participant has ceased to provide continuous services as an employee and the effective date on which the Participant ceased to provide services (the “Termination Date”); (jj) “TSX” means the Toronto Stock Exchange. (kk) “Vested Share Units” means Share Units which have vested in accordance with the terms of this Plan and/or the terms of the applicable Grant Agreement; and (ll) “Vesting Date” means the date on which Share Units become Vested Share Units pursuant to the provisions of this Plan and the terms of the applicable Grant Agreement. 2.2 In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require. 2.3 The Plan shall be governed and interpreted in accordance with the laws of the Province of British Columbia and any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of British Columbia. 2.4 If any provision of the Plan or part hereof is determined to be void or unenforceable all or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof. 2.5 Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable. 2.6 The Company may establish schedules to the Plan for the benefit of Participants outside Canada, based on the Plan but modified to take account of local tax, exchange control or securities in countries other than Canada. 50940184.750940184.8

5 3. AWARDS AND TERMS IN GENERAL 3.1 Subject to the terms of the Plan, the Board may, from time to time, grant one or more Awards of Share Units to Participants on such terms and conditions consistent with the Plan as the Board shall determine. In determining the Participants to whom Awards may be granted and the individual Award Value therefore, the Board may take into account such factors as it shall determine, in its sole and absolute discretion. In determining the number of Share Units covered by each Award, the Board shall ensure that, to the greatest extent possible, its methodology is applied on a consistent basis. 3.2 Each Vested Share Unit will give the Participant the right to receive one Share, or a portion or multiple thereof as determined by any performance based multiplier specified in the Grant Agreement, or cash in lieu in accordance with Article 7. Share Units will become Vested Share Units pursuant to the provisions of this Plan and in accordance with the terms of the Grant Agreement relating to such Share Units which, for greater certainty, may provide that Share Units may become Vested Share Units based on a multiplier which shall not exceed 200%, as contemplated in Section 3.4 below. 3.3 Unless otherwise determined by the Company and as specifically set out in the Grant Agreement, and subject to the terms of this Plan, including section 7, and the Grant Agreement, Share Units granted to a Participant hereunder shall become Vested Share Units as follows: one-third (1/3) of the Share Units shall become Vested Share Units on the first anniversary of the Grant Date for such Share Units; one-third (1/3) of the Share Units shall become Vested Share Units on the second anniversary of the Grant Date for such Share Units; and one-third (1/3) of the Share Units shall become Vested Share Units on the third anniversary of the Grant Date for such Share Units. The vesting provisions in any Grant Agreement will be determined by the Board in its sole discretion. The Board in its sole discretion may, by resolution, permit all unvested Share Units to vest immediately and be paid out in accordance with Article 7. 3.4 Subject to the terms of the Plan and Applicable Law, the Company may determine other terms or conditions of any Share Units, including (a) any additional conditions with respect to the vesting of Share Units, in whole or in part, to become Vested Share Units (subject, for greater certainty, to the multiplier cap of 200% set out below) or the payment of cash or the provision of Shares under the Plan; (b) restrictions on the resale of Shares including escrow arrangements; and (c) any other terms and conditions the Company may in its discretion determine; which shall be set out in the Grant Agreement. The conditions may relate to all or a portion of the Share Units in an Award and may be graduated such that different percentages (which may be greater or lesser than 100% subject to such percentage being no greater than 200%) of the Share Units in an Award will become vested depending on the extent of satisfaction of one or more such conditions, including any conditions relating to performance. The Company may, in its discretion, subsequent to the Grant Date, waive any such term or condition or determine that it has been satisfied. 3.5 No certificates shall be issued with respect to Share Units. 50940184.750940184.8

6 4. GRANT AGREEMENT 4.1 Each Award will be evidenced by a Grant Agreement, in such form or forms as the Board shall approve from time to time, containing such terms and conditions consistent with the Plan as the Board may determine and such other terms and conditions not inconsistent herewith as the Company may, in its sole discretion, deem appropriate. 5. AWARDS AND ACCOUNTS 5.1 An account (“Account”), shall be maintained by the Company for each Participant and will be credited with such Awards of Share Units as are received by a Participant from time to time pursuant to sections 3.1 and 5.2. Share Units that fail to vest with a Participant pursuant to sections 7.2 or 7.3, or Article 9, or that are paid out to the Participant or his Beneficiary, shall be cancelled and shall cease to be recorded in the Participant’s Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be. 5.2 The Company shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties, which records shall, absent manifest error, be considered conclusively determinative of all information contained therein. 5.3 A Participant shall not be entitled to receive any dividends or dividend equivalents in the event that the Company declares dividends that would have been paid to the Participant if the Share Units in his or her Share Unit Account on the relevant record date for dividends on the Shares had been Shares. 6. RESTRICTIONS ON ISSUANCE 6.1 Subject to adjustment in accordance with Sections 10 and 11, the aggregate number of Shares issuable pursuant to outstanding Awards under the Plan from time to time shall not exceed 4.69.7% of the number of issued and outstanding Shares from time to time. 6.2 In addition to the foregoing: (a) the maximum number of Shares issuable pursuant to the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, from time to time, shall not exceed 8.99.7% of the number of issued and outstanding Shares from time to time; (b) the number of Shares issued to any one person pursuant to the Plan shall not exceed 5% of the total number of outstanding Shares on non-diluted basis; (c) the maximum number of Shares issuable to Insiders pursuant to the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Shares on a non-diluted basis; (d) the maximum number of Shares issued to Insiders pursuant to the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, 50940184.750940184.8

7 within any one year period, shall not exceed 10% of the total number of outstanding Shares on a non-diluted basis; (d) the number of Shares issued pursuant to the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, to any one Insider and such Insiders’ associates, within a one-year period, shall not exceed 5% of the outstanding Shares on a non-diluted basis; and (e) the number of Shares issued to Outside Directors under the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, shall not exceed 1% of the total number of outstanding Shares on a non-diluted basis and the Award Value of all Awards (together with the award value of all other rights granted under any other Security Based Compensation Arrangement) to Outside Directors shall not exceed $150,000 per year per Outside Director. 7. SETTLEMENT OF SHARE UNITS 7.1 Upon receipt of a notice from the Participant of exercise of all or a portion of the Vested Share Units held by such Participants, or failing such notice immediately prior to the Expiry Date (such date being the Issue Date), the Company shall settle the Vested Share Units specified in such notice, by either: (a) issuing Shares to the Participant or the Participant’s Beneficiary, as the case may be, in accordance with Section 7.2; or (b) paying cash to the Participant or the Participant’s Beneficiary, as the case may be, in accordance with Section 7.3. Where the Board does not specify any payment method for the Vested Share Units credited to a Participant’s Account, the form of payment shall be in Shares as provided in Section 7.2. 7.2 Where the Company issues Shares from treasury, the number of Shares that are issuable to the Participant on the Issue Date shall be issued from treasury by the Company as fully paid and non-assessable shares in consideration of past services valued by the Board at no less than the Fair Market Value of the number of Shares covered by the Award at the Grant Date. For greater certainty and without limiting the generality of the foregoing, the number of Shares issued to a Participant will be equal to the number of Vested Share Units specified in the notice, less, unless other arrangements to satisfy Applicable Withholding Taxes have been made, the number of Shares that results by dividing the Applicable Withholding Taxes by the Fair Market Value as at the Issue Date. Fractional Shares shall not be issued and where a Participant would be entitled to receive a fractional Share in respect of any Vested Share Unit, the Company will pay to such Participant, in lieu of such fractional Share, cash equal to the Fair Market Value on the Issue Date, as applicable, of the fractional Vested Share Unit, net of Applicable Withholding Taxes. 7.3 Where the Board elects to settle the Vested Share Units in cash, the payment will be equal to the product that results by multiplying (a) the number of Vested Share Units specified in the notice, and (b) the Fair Market Value on the Issue Date, less an amount equal to the Applicable Withholding Taxes. 50940184.750940184.8

8 7.4 Unless otherwise agreed to by the Participant and the Board, the Company will settle the Vested Share Units by the payment in cash, Shares, or a combination thereof, as elected by the Committee and calculated in accordance with Sections 7.2 and 7.3, to the Participant within 30 days of the applicable Issue Date. 7.5 In the event of the death of a Participant, the Company, as applicable, shall make a payment in cash, issue Shares or use a combination of such payment methods, as elected by the Board and calculated in accordance with Sections 7.2 and 7.3, within 30 days of the Participant’s death. 7.6 Upon payment pursuant to this Article 7, the entitlement of a Participant to receive any and all amounts in respect of the Vested Share Units to which such payment relates shall be fully discharged and satisfied and all such Vested Share Units shall thereupon be cancelled and terminated. 7.7 No interest shall accrue to, or be credited to, the Participant or his Beneficiary on any amount payable under the Plan. 7.8 The Company shall not be obliged to issue any Shares if such issuance would violate any Applicable Law. The Company, in its sole discretion, may postpone the issuance or delivery of Shares under any Award as the Board may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with Applicable Law. The Company shall not be required to qualify for resale pursuant to a prospectus or similar document any Shares awarded under the Plan. 7.9 In the event the Expiry Date would otherwise occur during a Black-Out Period, the Expiry Date shall be extended to the last day of the Black-Out Extension Period. 8. TERMINATION OF EMPLOYMENT RELATIONSHIP 8.1 Unless otherwise determined by the Board in its sole discretion or unless otherwise expressly set forth in a Grant Agreement pertaining to a particular Award or any written employment agreement governing a Participant’s role with the Company, if a Participant is Terminated by reason of Disability or death prior to a Vesting Date or Vesting Dates, then vesting of all outstanding Award of Share Units not yet vested shall be accelerated such that all such Share Units shall become Vested Share Units. 8.2 Unless otherwise determined by the Board in its sole discretion or unless otherwise expressly set forth in a Grant Agreement pertaining to a particular Award or any written employment agreement governing a Participant’s role with the Company, if a Participant is Terminated for any reason other than Disability or death, then any outstanding Award of Share Units that have not become Vested Share Units prior to the Participant’s Termination shall immediately be cancelled and forfeited and all rights and interests in respect of such Share Units of the Participant (and the executors, administrators, beneficiaries or other permitted transferee of the Participant) shall thereupon terminate, in all cases, for no consideration. 50940184.750940184.8

9 9. FORFEITED SHARE UNITS 9.1 No cash or other compensation shall at any time be paid in respect of any Share Units which have been forfeited or terminated under this Plan or on account of damages relating to any Share Units which have been forfeited or terminated under this Plan. 9.2 Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate, if not exercised or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after the Expiry Date. 10 CORPORATE TRANSACTION 10.1 In the event of a Corporate Transaction or proposed Corporate Transaction, the Company, at its option, may, subject to Stock Exchange Rules, do either of the following: (a) the Company may redeem and cancel Share Units upon giving to any Participant to whom such Share Units have been granted at least 10 days’ written notice of its intention to do so, and the Company shall make a payment in respect of such Share Units in accordance with Article 7, without regard to the vesting provisions attached to the Share Units contained in the Plan and without regard to the tax consequences of such action to any Participant; or (b) the Company, or any corporation or entity which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the Corporate Transaction becoming effective, may, upon notice to the Participant, substitute for Shares under this Plan securities into which the Shares are changed or are convertible or exchangeable, or securities of such other corporation or entity on a basis proportionate to the number of Share Units in the Participant’s account or some other appropriate basis, or some other property. 10.2 The Company may specify in any notice under section 10.1, that, if for any reason, the Corporate Transaction is not completed, the Company may revoke such notice. The Company may exercise such right by further notice in writing to the Participant and the Share Unit shall thereafter continue to be allocated to the Participant in accordance with its terms. 10.3 Subsections (a) and (b) of section 10.1 are intended to be permissive and may be utilized independently or successively or in combination or otherwise, and nothing therein contained shall be construed as limiting or affecting the ability of the Company to deal with Share Units in the event of a Corporate Transaction in any other manner. 10.4 In the event of the proposed dissolution or liquidation of the Company, to the extent that a Share Unit has not previously become a Vested Share Unit, it will terminate immediately prior to the consummation of such proposed action and, except as provided below in this section 10.4, no payment shall be made with respect thereto. The Company may, in the exercise of its sole discretion in such instances, declare that any Share Unit shall become a Vested Share Unit and be subject to a payment as of a date fixed by the Committee. 11. CHANGES IN SHARE CAPITAL 11.1 If the number of outstanding Shares of the Company shall be increased or decreased as a result of a stock split, consolidation, reclassification or recapitalization and not as a result of 50940184.750940184.8

10 the issuance of Shares for additional consideration or by way of a stock dividend in the ordinary course, the Company may make appropriate adjustments to the number of Share Units outstanding under the Plan provided that the Fair Market Value of outstanding Awards of Share Units after such an adjustment shall not exceed the Fair Market Value immediately prior thereto. Any determinations by the Company as to the adjustments shall be made in its sole discretion and all such adjustments shall be conclusive and binding for all purposes under the Plan. 12. AMENDMENT OR TERMINATION OF PLAN 12.1 The Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the Plan, any provisions thereof or any Share Unit granted under the Plan, as the Board, in its sole discretion, deems appropriate including, without limiting the generality of the foregoing: (a) for the purposes of making formal minor or technical modifications to any of the provisions of the Plan, (b) to correct any ambiguity, defective provision, error or omission in the provisions of the Plan, (c) to change the vesting provisions of Share Units including, without limitation, any acceleration of vesting provisions; or (d) to change the termination provisions of Share Units or the Plan which does not entail an extension beyond the original Expiry Date of the Share Units; provided, however that: (e) such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed; (f) no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a Participant with respect to any then outstanding Share Unit, as determined by the Board of Directors acting in good faith, without his or her consent in writing; (g) the Board shall obtain shareholder approval of the following amendments: (i) to increase the maximum number of Shares issuable on the exercise of Awards under Section 6.1 (other than pursuant to Section 10 or Section 11); (ii) to increase the number of Shares issuable to Insiders above the restrictions in Section 6.2; (iii) to extend the Expiry Date of any outstanding Awards; (iv) to extend the maximum permitted Expiry Date under the Plan beyond five (5) years; (v) to cancel and re-issue any Awards; 50940184.750940184.8

11 (vi) to permit Share Units granted under the Plan to be transferable or assignable other than for normal estate settlement purposes; (vii) to change the definition of Participants to permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on Outside Director participation; and (viii) to amend this Section 12.1(g). 12.2 If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board of Directors and in force on the date of termination will continue in effect as long as any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board of Directors shall remain able to make such amendments to the Plan or the Share Units as they would have been entitled to make if the Plan were still in effect. 13. ADMINISTRATION 13.1 The Board shall have the authority to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan including, without limitation, the authority to: (a) determine the Participants and approve the terms and conditions of Awards granted to Participants including, without limitation, the Award Value, the Grant Date and any charges to the vesting schedule in section 3.3; (b) interpret the Plan and Grant Agreements; (c) prescribe, modify and rescind procedures, rules and policies relating to the Plan; (d) correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent it considers necessary or advisable for the implementation and administration of the Plan; (e) exercise all rights reserved to the Company under the Plan; (f) determine the terms and conditions of Grant Agreements to be used in connection with the Awards of Share Units; and (g) make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of the Plan. The Board’s determinations and actions under this Plan are final, conclusive and binding on the Company and the Participants. To the extent permitted by Applicable Law, the Board may from time to time delegate to the Committee all or any of the powers of the Board. Any decision made or action taken by the Board or by the Committee arising out of or in connection with the administration or 50940184.750940184.8

12 interpretation of this Plan in this context is final, binding and conclusive on the Company and the Participants. 13.2 The Company shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. Subject to Applicable Law, at such times as the Company shall determine, the Company or its stock plan service provider shall furnish the Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested and unvested Share Units held by each Participant. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Company within 30 days after such statement is given to the Participant. Any payment, notice, statement, certificate or other instrument required or permitted to be given under the Plan shall be given by: (i) delivering it personally to the recipient; or (ii) mailing it postage paid (provided that the postal service is then in operation); or (iii) delivering it to the address which is maintained for the Participant in the Company’s personnel records or the Company (attention, Vice President Finance), as applicable. Such payment, notice, statement, certificate or other instrument shall be deemed to have been given or delivered on the date on which it was delivered, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second business day following the date on which it was mailed and if by facsimile or similar means of electronic transmission, on the next business day following transmission. 14. BENEFICIARIES AND CLAIMS FOR BENEFITS 14.1 Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Company may from time to time determine. 15. GENERAL 15.1 The transfer of an employee form the Company to a Subsidiary or a Designated Affiliated Entity, from a Subsidiary or a Designated Affiliated Entity to the Company, or from one Subsidiary or Designated Affiliated Entity to another Subsidiary or Designated Affiliated Entity, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Company as continuing intact the employment relationship; in such a case, the employment relationship shall be continued until the later of the date when the leave equals ninety days or the date when a Participant’s right to reemployment shall no longer be guaranteed either by law or by contract, except that in the event active employment is not renewed at the end of the leave of absence, the employment relationship shall be deemed to have ceased at the beginning of the leave of absence. 15.2 The determination by the Company of any question which may arise as to the interpretation or implementation of the Plan or any of the Share Units granted hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them. 15.3 The Plan shall enure to the benefit of and be binding upon the Company, its successors and assigns. The interest of any Participant under the Plan or in any Share Unit shall not be 50940184.750940184.8

13 transferable or alienable by him or her either by pledge, assignment or in any other manner, except to a spouse, children or grandchildren or a personal holding company or family trust controlled by a Participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant’s spouse, the Participant’s children or the Participant’s grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary. 15.4 The Award of Share Units and the Company’s obligation to settle Vested Share Units hereunder is subject to compliance with Applicable Law. As a condition of participating in the Plan, each Participant agrees to comply with all such Applicable Law and agrees to furnish to the Company all information and undertakings as may be required to permit compliance with such Applicable Law. 15.5 The Company, a Subsidiary or a Designated Affiliated Entity may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Company, the Subsidiary or the Designated Affiliated Entity will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. The Company, a Subsidiary and a Designated Affiliated Entity shall also have the right in its discretion to satisfy any such liability for withholding or other required deduction amounts by selling or requiring the Participant to sell Shares which would otherwise be provided to the Participant hereunder. The Company may require a Participant, as a condition to the settlement of a Vested Share Unit, to pay or reimburse the Company, a Subsidiary or a Designated Affiliated Entity for any such withholding or other required deduction of amounts related to the settlement of Vested Share Units. 15.6 A Participant shall not have the right or be entitled to exercise any voting rights, receive any dividends or have or be entitled to any other rights as a shareholder in respect of any Share Units. 15.7 Neither designation of an employee as a Participant nor the Award of any Share Units to any Participant entitles any Participant to any further Award, of any Share Units under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of any person that employs a Participant to terminate the Participant’s employment at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan. 50940184.750940184.8

SIERRA WIRELESS, INC. 2011 TREASURY BASED RESTRICTED SHARE UNIT PLAN ADDENDUM FOR U.S. PARTICIPANTS This Addendum modifies the Sierra Wireless, Inc. 2011 Treasury Based Restricted Share Unit Plan (the “Plan”) with respect to Awards issued to individuals who are residents of the United States or otherwise subject to the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for purposes of the tax treatment of Awards (referred to as “U.S. Participants”). Capitalized terms in this Addendum that are not otherwise defined will have the meaning provided in the Plan. Modification to Corporate Transaction Definition. For U.S. Participants, the definition1. of Corporate Transaction shall have the same meaning as a change in control event as defined by Treas. Reg. Section 1.409A-3(i)(5), rather than that definition in Section 2.1(n) of the Plan. Modification to Awards and Terms in General. Contrary to the last sentence of Section2. 3.3 of the Plan, the Board may not, in its sole discretion, and by resolution, accelerate the vesting of Share Units held by U.S. Participants. For U.S. Participants Share Units will vest in accordance with the schedule provided in Section 3.3 of the Plan, or in accordance with an alternative schedule provided in the Grant Agreement, with the potential of accelerated vesting upon a Participant’s death or Disability, in accordance with Section 8.1, or upon a Corporate Transaction, unless specifically provided otherwise in the Grant Agreement. Modification to Settlement of Share Units. Section 7.1 of the Plan is modified such that3. a U.S. Participant may not choose when to exercise any part of his Vested Share Units, but rather the settlement of Awards will occur automatically in conjunction with the Vesting Date, or the Participant’s death or Disability, in accordance with Section 7.4 and 7.5. Section 7.4 of the Plan is also modified to eliminate any right of a U.S. Participant and/or the Board (with respect to a U.S. Participant) to accelerate or defer the timing of the settlement of Vested Share Units to a date other than a date within 30 days following the Issue Date. For these purposes the Issue Date will be the same as the Vesting Date. Modification to Corporate Transaction Provisions. Notwithstanding the language of4. Section 10.1 of the Plan, any Award of Share Units that has not previously vested will accelerate and become vested in connection with a Corporate Transaction that occurs before the Participant has experienced a Termination, unless specifically provided otherwise in the Grant Agreement. Similarly, in the event of a proposed dissolution or liquidation of the Company, as described in Section 10.4, a Share Unit that has not previously become a Vested Share Unit will terminate immediately, and will not be accelerated as to vesting, unless otherwise provided in the Grant Agreement. Modification to Amendment or Termination of Plan. Section 12.1(c) is modified to5. eliminate the Board’s discretionary authority, with respect to U.S. Participants, to unilaterally accelerate the vesting events associated with Awards. In addition, the Plan, as it applies to U.S. Participants, is intended to qualify as a “short-term deferral,” as defined in the Treasury Regulations issued under Code Section 409A. The Company will interpret the Plan to reach that result, and retains the right to modify the Plan or any Grant Agreement, as necessary, to retain the characterization as a short-term deferral arrangement under Code Section 409A. * * * * 50940184.750940184.8